

OP/OBT/T2

5 March 2010

Mr Wong Ching Ming
Chief Executive Officer
Infotel Technologies (Pte) Ltd
9 Tai Seng Drive #02-01,
Singapore 535227

Dear Mr Wong,

REQUEST FOR QUOTATION (RFQ) FOR THE MAINTENANCE SERVICE OF VESSEL HEIGHT MEASURING SYSTEM (VHMS II)

We are pleased to attach the Letter of Acceptance of the above Request of Quotation in duplicate.

2 Please return us the duplicate duly signed and witnessed by **9 March 2010.**

Thank you.

Yours sincerely,

HO WEE SIN
for DIRECTOR-GENERAL OF CIVIL AVIATION

 Tel : 6595 6061
 Fax : 6542 2447
 Email : ho_wee_sin@caas.gov.sg



LETTER OF ACCEPTANCE OF REQUEST FOR QUOTATION (RFQ)

DIRECTOR-GENERAL CIVIL AVIATION AUTHORITY OF SINGAPORE	**From:** Civil Aviation Authority of Singapore Singapore Changi Airport PO Box 1 Singapore 918141		**To:** Infotel Technologies Pte. Ltd. 9 Tai Seng Drive #02-01, Singapore 535227
	Reference: CAA000/ATS/2010/RFQ03	**Date:** 5 March 2010	

REQUEST FOR QUOTATION (RFQ) FOR THE MAINTENANCE SERVICE OF VESSEL HEIGHT MEASURING SYSTEM (VHMS II)

RFQ Price for VHMS II: Singapore Dollars Two Hundred Seventy Three Thousand Two Hundred Seventy Nine and Cents Nineteen Only (S$273,279.19)

Contract Period: 1 April 2010 to 31 March 2011

Dear Sirs

1 You are hereby informed that your quotation for the above-mentioned Supply of Goods, Works and Services is accepted subject to the Conditions of Contract, Form of RFQ, Particular Requirement and this letter in the sum of dollars shown above.

2 Our acceptance is on terms and conditions specified in the Form of RFQ dated 4 February 2010 submitted by you (which constitute your offer) and this letter (which is our formal acceptance of your offer). Your offer and this acceptance shall constitute a binding contract between yourselves and CAAS.

3 This letter is sent to you in duplicate. Please return the duplicate duly signed and witnessed below, to Air Traffic Services Division, Mr. Ho Wee Sin at the above address.

[signature]

Ng Tee Chiou, Director (Air Traffic Services)
for and on behalf of
CIVIL AVIATION AUTHORITY OF SINGAPORE

The undersigned hereby acknowledges receipt of the above letter, copy of which has been retained and confirms that no terms, conditions or stipulations additional to those contained in the RFQ documents have been imposed by the issue of this letter.

Signature of Contractor:	[signature]	Signature of Witness To Contractor's Signature:	[signature]
Name:	WONG CHING MING	Name:	Lim Ou Hock
Address:	9 TAI SENG DRIVE #02-01 S535227	Address:	9 Tai Seng Dr #02-01 S(535227)
Date:	5/3/2010	Date:	5/3/2010